AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 0107536001630

6-30-09
AR/S

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule l2g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

Enclosure

09046897

(File No. 82-2842)
Annex A to Letter to the SEC
dated September 1, 2009 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: ________ Annual Report Date: as of ____________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	______
Title: Audited Financial Information for Years Ended **June 30, 2009 and 2008** Date: as of **September 1, 2009** Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Unaudited Financial Information for Years Ended __________ __ , 200__ and 200__ Date: as of __________ __ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	______
Title: Interim Financial Information for Nine Months Ended ________________ and Review Report of Certified Public Accountant Date: as ____________ __ Entity requiring item: The SET pursuant to its rules governing listed companies.	______
Title: Invitation to Shareholders to Attend Ordinary Meeting on ____________, Date: ____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	______

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ___________ __, 200 __ Date: ___________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of ________________ Shares of Common Stock of the Company Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the _______________ Shareholders Meeting Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________

Other:

Title: Date: ___________ __ , 200__ Entity requiring item:	________

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 0107536001630

OPERATING RESULTS 2008/2009

ENDED JUNE 30, 2009

The results for the fiscal year 2008/2009 ending on June 30,2009 shows a net profit of 3.04 million Baht, or 0.07 Baht per share, while the corresponding results of previous year showed a net loss of 43.33 million Baht, or 0.95 Baht per share, an improvement of 46.37 million Baht or 107.02%. The main reasons are as follow.

1. Net sales decrease from 1,641.69 million Baht last year to 1,240.90 million Baht this year, a decrease of 400.79 million Baht, or 24.41%. Domestic sales decrease from 779.01 million Baht to 548.89 million Baht this year, a decrease of 230.12 million Baht or 29.54%. Exports decreases from 862.68 million Baht last year to 692.01 million Baht this year, a decrease of 170.67 million Baht or 19.78%. These decreases were due to the effect of the unending fluctuation of oil price on the product price, causing clients to delay purchasing for fear of losses from declining value of inventory. The significant strengthening of the Baht also contributed to the lowering of export sales in Baht term. However, by the same token, the incidental drop in raw material price had helped the company to achieve a gross profit of 45.07 million Baht, or a gross margin of 3.63% while last year showed a gross margin of 0.33 million Baht or 0.02%, an improvement of 44.74 million Baht or 13,705.81%. The ratio of domestic sales vs. exports is 44 to 56 whereas last year it was 47 to 53.
2. Selling and administrative expense decreases from 68.39 million Baht last year to 52.21 million Baht this year, a decline of 16.19 million Baht or 23.67% in accordance with the decline in sales.

Furthermore, other income declines from 37.06 million Baht last year to 20.61 million Baht, a decrease of 16.45 million Baht or 44.39%. Interest expense also declines from 0.94 million Baht to 0.27 million Baht, a reduction of 0.67 million Baht or 71.66% as the company hardly uses any credit facility currently.

ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

President

(Audited Yearly F/S (F45-2))

Reports: Audited yearly consolidated statements as follows.

Name ASIA FIBER PUBLIC COMPANY LIMITED

Audited

(In thousands)

Ending 30 June

The Financial Statement which the Equity Method is applied

	For year	
Year	2009	2008
Net profit (loss)	3,040	0
EPS (baht)	0.07	0.00

The Company Financial Statement

	For year	
Year	2009	2008
Net profit (loss)	3,838	(43,332)
EPS (baht)	0.08	(0.95)

Auditors Opinion:

Unqualified Opinion

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

AFC ASIA FIBER PUBLIC COMPANY LIMITED

Signature

(Mr.Chen Numchaisiri)

Position Director

Authorized to sign on behalf of the company

C&A Accounting Firm
2210/51 Narativatrachanakarin 39 Rd.,
Chongnonsee, Yannawa, Bangkok 10120, Thailand
Tel. 66-2678-0750-4 Fax. 66-2678-0661 e-mail : ca_cpa@ksc.th.com

Auditor's Report

To the shareholders and the board of directors of

Asia Fiber Public Company Limited

I have audited the accompanying balance sheet in which the equity method is applied of Asia Fiber Public Company Limited as June 30, 2009, the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the separate financial statements of Asia Fiber Public Company Limited for the same year. These financial statements are the responsibility of the management of the company as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audit. The separate financial statements of Asia Fiber Public Company Limited for the year then ended June 30, 2008, as presented herein for comparative purposes, were audited by another auditor who expressed an unqualified opinion on those financial statements, under his report dated August 20, 2008.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Fiber Public Company Limited as at June 30, 2009, and the results of its operations, and cash flow for the year then ended in accordance with generally accepted accounting principles.

C&A Accounting Firm

Chintana Techamontrikul

(Mrs. Chintana Techamontrikul)

Certified public accountant (Thailand) no. 5131

Bangkok : August 25, 2009

Asia Fiber Public Company Limited

Balance Sheets

As at June 30, 2009 and 2008

(Unit : Baht)

	Note	Financial statements in which equity method is applied	Separate financial statements	
		2009	2009	2008
Assets				
Current assets				
Cash and cash equivalents	6	173,641,231.72	173,641,231.72	39,030,494.76
Trade accounts and notes receivable-net				
- Related companies	5	54,401,920.65	54,401,920.65	56,344,929.81
- Other companies	7	123,267,587.67	123,267,587.67	169,653,621.32
Inventories-net	8	177,146,942.67	177,146,942.67	284,516,614.14
Other current assets	9	36,349,064.73	36,349,064.73	16,751,046.21
Total current assets		**564,806,747.44**	**564,806,747.44**	**566,296,706.24**
Non-current assets				
Investment in common shares of associated company	10	20,201,789.13	21,000,000.00	-
Investment in common shares of other company				
(general investment)-at cost	11	500,000.00	500,000.00	500,000.00
Property, plant and equipment-net	12, 13	418,701,950.65	418,701,950.65	453,671,800.84
Other non-current assets		143,822.00	143,822.00	158,822.00
Total non-current assets		**439,547,561.78**	**440,345,772.65**	**454,330,622.84**
Total assets		**1,004,354,309.22**	**1,005,152,520.09**	**1,020,627,329.08**

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Balance Sheets

As at June 30, 2009 and 2008

(Unit : Baht)

	Note	Financial statements in which equity method is applied	Separate financial statements	
		2009	**2009**	**2008**
Liabilities and shareholders' equity				
Current eiabilities				
Bank overdrafts and short-term loans from				
financial institutions	12, 13	-	-	8,239,536.24
Trade accounts payable		34,246,243.18	34,246,243.18	38,972,757.95
Other current liabilities	14	30,058,021.30	30,058,021.30	36,405,151.73
Total current liabilities		**64,304,264.48**	**64,304,264.48**	**83,617,445.92**
Total liabilities		**64,304,264.48**	**64,304,264.48**	**83,617,445.92**
Shareholders' equity				
Share capital				
Authorized share capital				
100,000,000 ordinary shares of Baht 10 each		1,000,000,000.00	1,000,000,000.00	1,000,000,000.00
Issued and paid-up share capital				
45,574,266 ordinary shares of Baht 10 each		455,742,660.00	455,742,660.00	455,742,660.00
Premium on share capital		369,500,000.00	369,500,000.00	369,500,000.00
Unrealised (gain) loss	12	279,992,762.65	279,992,762.65	279,992,762.65
Retained earnings (deficits)				
Appropriated for :				
Statutory reserve	15	16,247,500.00	16,247,500.00	16,247,500.00
General reserve		1,357,626.34	1,357,626.34	1,357,626.34
Unappropriated (deficit)		(182,790,504.25)	(181,992,293.38)	(185,830,665.83)
Total shareholders' equity		**940,050,044.74**	**940,848,255.61**	**937,009,883.16**
Total liabilities and shareholders' equity		**1,004,354,309.22**	**1,005,152,520.09**	**1,020,627,329.08**

The accompanying notes are an integral part of the financial statements.

Asia Fiber Public Company Limited

Statements of Income

For the years ended June 30, 2009 and 2008

(Unit : Baht)

	Note	Financial statements in which equity method is applied	Separate financial statements	
		2009	**2009**	**2008**
Revenue from sales or revenue from services	5	1,240,900,513.21	1,240,900,513.21	1,641,693,852.99
Cost of sales or cost of services		(1,195,830,009.00)	(1,195,830,009.00)	(1,641,367,392.49)
Gross profit (loss)		**45,070,504.21**	**45,070,504.21**	**326,460.50**
Other income	5	20,607,519.88	20,607,519.88	37,059,312.76
Profit (loss) before expenses		**65,678,024.09**	**65,678,024.09**	**37,385,773.26**
Selling expenses		(31,657,813.12)	(31,657,813.12)	(41,185,481.41)
Administrative expenses		(20,548,560.42)	(20,548,560.42)	(27,206,906.88)
Management benefit expenses		(8,099,607.00)	(8,099,607.00)	(8,166,536.00)
Other expenses		(1,267,365.19)	(1,267,365.19)	(3,219,378.76)
Total expenses		**(61,573,345.73)**	**(61,573,345.73)**	**(79,778,303.05)**
Profit (loss) before finance costs and income tax expenses		**4,104,678.36**	**4,104,678.36**	**(42,392,529.79)**
Finance costs		(266,305.91)	(266,305.91)	(939,698.31)
Share of income (loss) from investment in associate		(798,210.87)	-	-
Net earnings (loss) for the year		**3,040,161.58**	**3,838,372.45**	**(43,332,228.10)**
Earnings (loss) per share				
Net earnings (loss) for the year		0.07	0.08	(0.95)
Weighted average number of ordinary shares (Unit : shares)		**45,574,266**	**45,574,266**	**45,574,266**

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of Change in Shareholders' Equity

For the years ended June 30, 2009

(Unit : Baht)

	Financial statements in which equity method is applied						
	Issued and paid-up share capital	Premium on share capital	Unrealised (gain) loss	Retained earnings			Total
				Appropriated for		Unappropriated (deficit)	
				Statutory reserve	General reserve		
Balance as at June 30, 2008	455,742,660.00	369,500,000.00	279,992,762.65	16,247,500.00	1,357,626.34	(185,830,665.83)	937,009,883.16
Net earnings for the year	-	-	-	-	-	3,040,161.58	3,040,161.58
Balance as at June 30, 2009	**455,742,660.00**	**369,500,000.00**	**279,992,762.65**	**16,247,500.00**	**1,357,626.34**	**(182,790,504.25)**	**940,050,044.74**

The accompanying notes are an integral part of the financial statements.

Asia Fiber Public Company Limited

Statements of Change in Shareholders' Equity

For the years ended June 30, 2009 and 2008

(Unit : Baht)

Separate financial statements

	Issued and paid-up share capital	Premium on share capital	Unrealised (gain) loss	Retained earnings: Appropriated for Statutory reserve	Retained earnings: Appropriated for General reserve	Retained earnings: Unappropriated (deficit)	Total
Balance as at June 30, 2008	455,742,660.00	369,500,000.00	279,992,762.65	16,247,500.00	1,357,626.34	(185,830,665.83)	937,009,883.16
Net earnings for the year	-	-	-	-	-	3,838,372.45	3,838,372.45
Balance as at June 30, 2009	**455,742,660.00**	**369,500,000.00**	**279,992,762.65**	**16,247,500.00**	**1,357,626.34**	**(181,992,293.38)**	**940,848,255.61**
Balance as at June 30, 2007	455,742,660.00	369,500,000.00	247,992,762.65	16,247,500.00	1,357,626.34	(142,498,437.73)	948,342,111.26
Gain (loss) from revaluation on assets	-	-	32,000,000.00	-	-	-	32,000,000.00
Net loss for the year	-	-	-	-	-	(43,332,228.10)	(43,332,228.10)
Balance as at June 30, 2008	**455,742,660.00**	**369,500,000.00**	**279,992,762.65**	**16,247,500.00**	**1,357,626.34**	**(185,830,665.83)**	**937,009,883.16**

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of Cash Flow

For the years ended June 30, 2009 and 2008

(Unit : Baht)

	Financial statements in which equity method is applied	Separate financial statements	
	2009	2009	2008
			(Restated)
Cash flows from operating activities			
Net - earnings before corporate income tax	3,040,161.58	3,838,372.45	(43,332,228.10)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities :			
Depreciation and disposal of spare parts for machinery	36,006,837.33	36,006,837.33	40,925,259.91
Gain on disposal of fixed assets	(998,995.42)	(998,995.42)	-
Allowance for diminution in value of inventories	244,586.64	244,586.64	3,371,162.34
Reversal of allowance for slow-moving spare parts for machinery-net	(979,591.90)	(979,591.90)	(132,448.73)
Share of income (loss) from investment in associate	798,210.87	-	-
Unrealised (gain) loss on exchange	16,837.66	16,837.66	(559,049.40)
Interest Expenses	266,305.91	266,305.91	939,698.00
Income (loss) from operating activities before changes in operating assets and liabilities	38,394,352.67	38,394,352.67	1,212,394.02
Operating assets (increase) decrease			
Trade accounts and notes receivable	48,056,635.23	48,056,635.23	(14,516,334.39)
Inventories	108,095,037.32	108,095,037.32	26,299,670.20
Other current assets	(19,415,962.94)	(19,415,962.94)	(1,572,634.40)
Other non- current assets	15,000.00	15,000.00	372,279.15
Operating liabilities increase (decrease)			
Trade account payables	(4,725,617.94)	(4,725,617.94)	235,465.91
Other current liabilities	(6,337,209.18)	(6,337,209.18)	(6,591,989.92)
Cash receipt (paid) from operations	164,082,235.16	164,082,235.16	5,438,850.57

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of Cash Flow

For the years ended June 30, 2009 and 2008

(Unit : Baht)

	Financial statements in which equity method is applied	Separate financial statements	
	2009	2009	2008
			(Restated)
Cash paid for interest	(266,305.91)	(266,305.91)	(1,244,498.00)
Cash paid for corporate income tax	(182,055.58)	(182,055.58)	(162,526.42)
Net cash flows from (used in) operating activities	**163,633,873.67**	**163,633,873.67**	**4,031,826.15**
Cash flows from investing activities			
Cash paid for common shares of associated company	(21,000,000.00)	(21,000,000.00)	-
Purchases of fixed assets	(1,027,417.73)	(1,027,417.73)	(19,752,259.77)
Cash proceeds from disposal of fixed assets	999,065.42	999,065.42	-
Net cash flows from (used in) investing activities	**(21,028,352.31)**	**(21,028,352.31)**	**(19,752,259.77)**
Cash flows from financing activity			
Increase (decrease) in bank overdrafts and short-term loans from financial institutions	(8,239,536.24)	(8,239,536.24)	(21,772,714.12)
Net cash flows from financing activities	**(8,239,536.24)**	**(8,239,536.24)**	**(21,772,714.12)**
Effect from foreign exchange in cash and cash equivalents	**244,751.84**	**244,751.84**	-
Net increase (decrease) in cash and cash equivalents	134,610,736.96	134,610,736.96	(37,493,147.74)
Cash and cash equivalents at beginning of year	39,030,494.76	39,030,494.76	76,523,642.50
Cash and cash equivalents at end of year	**173,641,231.72**	**173,641,231.72**	**39,030,494.76**

The accompanying notes are an integral part of the financial statements.

Additional cash flow information

Non-cash transaction :			
- Revaluation increment in land	-	-	32,000,000.00

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Note to Financial Statements

As at June 30, 2009 and 2008

1. General information

Asia Fiber Public Company Limited was incorporated in Thailand on March 10, 1970 and has been listed in the Stock Exchange of Thailand on September 22, 1975. The company is engaged in manufacturing of nylon products.

The company's office and factory addresses are as follows :

Office 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok.

Factory 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

2. Basis of preparation

The financial statements have been prepared in accordance with accounting standards enunciated under the Accounting Profession Act B.E. 2547 and their presentation has been made in compliance with the stipulations of the Notification of the Department of Business Development concerning "Compulsory Sub-Entries for Financial Statements" (2009), issued under the Accounting Act B.E. 2543.

The financial statements in Thai language are the official statutory financial statements of the company. The financial statements in English language have been translated from such financial statements in Thai language.

The financial statements have been prepared on a historical cost basis except where otherwise disclosed in the accounting policies.

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements. The actual results may differ from such estimates.

The separate financial statements, which present investments in associate presented under the cost method, have been prepared solely for the benefit of the public.

ASIA FIBER PUBLIC COMPANY LIMITED

3. Announcement to accounting standards

In June 2009, the Federation of Accounting Professions has issued notification no. 12/2552, regarding the renumbering of Thai Accounting Standards to match the corresponding International Accounting Standards. Therefore the numbers of Thai Accounting Standards as used in these financial statements are corresponding to those per this notfication.

3.1 The Federation of Accounting Professions (FAP) has issued notifications no. 9/2550, 38/2550, and 62/2550 regarding Accounting Standards, the amendments to new standards are mandatory for the accounting periods beginning on or after January 1, 2008, the accounting Standards as follows :

TAS 25 (revised 2007) (new number 7) Cash flow statements

TAS 29 (revised 2007) (new number 17) Leases

TAS 31 (revised 2007) (new number 2) Inventories

TAS 33 (revised 2007) (new number 23) Borrowing costs

TAS 35 (revised 2007) (new number 1) Presentation of financial statements

TAS 39 (revised 2007) (new number 8) Accounting policies, changes in accounting estimates and errors

TAS 41 (revised 2007) (new number 34) Interim financial reporting

TAS 43 (revised 2007) (new number, Financial reporting standards no. 3) Business combinations

TAS 49 (revised 2007) (new number 11) Construction contracts

TAS 51 (new number 38) Intangible assets

3.2 The Federation of Accounting Professions (FAP) has issued notification no. 86/2551 and 16/2552 regarding Accounting Standards and accounting treatment guidance, the amendments to new standards are mandatory of the accounting periods beginning on or after January 1, 2009, the accounting standards as follows :

TAS 36 (revised 2007) Impairment of assets

TFRS 5 (revised 2007) Non-current assets held for sale and discoutinued operations

Accounting treatment guidance for leasehold right

Accounting treatment guidance for business combination under common control

The management believed that those new accounting standards are not material impact in this interim financial statements.

4. Significant accounting policies

4.1 Revenue and expenses recognition

Revenues from sales of goods and services net of output tax, rebates and discount. Revenues from sales of goods are recognized when significant risk and rewards of ownership of the goods are transferred to the buyer.

Revenues from services are recognized when the service is rendered.

Revenues from interest are recognized by timing and other income are recognized by accrual basis of accounting.

Cost of sales and expenses are recognized by accrual basis of accounting.

4.2 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost which comprise cash on hand, deposits held at call with banks or other short-term highly liquid investments with original maturities of three months or less and free from restrictions.

4.3 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are initially recorded at cost but later stated at net realizable value.

The company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on collection experience coupled with a review of the current status of the existing receivables.

4.4 Inventory valuation

Inventories are valued at cost or net realizable value, whichever is lower. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The costs of inventories purchased comprise the purchase price and other costs directly attributed to the acquisition of goods. Manufacturing cost of finished goods and work in process comprises from raw materials, labour and manufacturing overhead. Inventories are valued at moving average cost. Goods in transit are valued at cost price.

The company has policy to approximate the allowance for decline in value of inventories by the management's review.

4.5 Investments

Investment in associate is accounted for in the financial statements in which equity method is applied using the equity method.

Investment in associate is accounted for in the separate financial statements using the cost method.

The investments in shares of other company (general investment), which held for long-term purpose, are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed. The cost of investment disposed during the year is determined by the weighted average method.

A test for impairment in carried out when there is a indicating factor that an investment might be impaired. If the carring value of the investment is higher than its recoverable amount, impairment loss is charged to the statement of income.

4.6 Property, plant and equipment

Land is stated at appraised value. Plant and equipment are stated at cost less accumulated depreciation. When assets are sold or retired, their costs and accumulated depreciations are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income.

The company depreciates its plant and equipment by reference to their costs on a straight-line basis over the following estimated useful lives:

	Years
Buildings and improvements	10 - 20
Machinery and equipment	5 - 15
Furniture, fixtures and office equipment	5 - 10
Vehicles	5

ASIA FIBER PUBLIC COMPANY

There is no depreciation on land and land improvements.

The company values its spare parts for machinery at moving average cost net of allowance for slow-moving spare parts for machinery.

Depreciation is recognized as expense for each accounting period.

Repairs and maintenance are charged to the income statements during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits of the existing asset will flow to the company. Major renovations are depreciated over the remaining useful life of the related asset.

4.7 Related party transactions

Related parties comprise enterprises and individuals that control, or are controlled by, the company whether directly or indirectly, or which are under common control with the company.

They also include associated companies and individuals which directly or indirectly own a voting interest in the company that gives them significant influence over the company, key management personnel, directors and officers with authority in the planning and direction of the company's operations.

4.8 Impairment of asset

The carrying amounts of the company's assets are reviewed on each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income.

<u>Calculation of recoverable amount</u>

The recoverable amount is the greater of the assets' net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

<u>Reversals of impairment</u>

An impairment loss is reversed if there has been change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

4.9 Employee benefits

Salaries, wages, bonuses and contributions to the social security fund and provident fund are recognized as expenses when incurred.

4.10 Provision

Provision are recognized when the company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimation of the amount can be made. Where the company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

ASIA FIBER PUBLIC COMPANY LIMITED

4.11 Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

4.12 Foreign currency translation

Items included in the financial statements are measured and prepare using Thai Baht.

Foreign currency translation are converted into Thai Baht and using the exchange rates prevailing on the date of the translation. Monetary assets and liabilities denominated in foreign currency are converted to Thai Baht at the exchange rate prevailing at the balance sheets date. Gains and losses resulting from the settlement of foreign currency translation and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statements of income, also in Thai Baht.

4.13 Income tax

The provision for income tax is based on the amount payable according to the revenue code. However, the company has no income tax payable for the years 2009 and 2008 because of loss from operations.

4.14 Earnings per share

Earnings per share is determined by dividing the net earnings for the period by the weighted average number of issued and paid-up of common stock during the period.

5. Related party transactions

The company had significant business transactions with its associated and related companies (which are shareholders of the company and/or common director). These transactions, which were concluded on the terms and basis stated in the relevant agreement, or as agreed between the company.

As at June 30, 2009 and 2008 the related companies consisted of :

Company's name	Types of relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Cryothai Co., Ltd.	Associated company	Associated company and directorship

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ASIA FIBER PUBLIC COMPANY LIMITED

As at June 30, 2009 and 2008, trade accounts and notes receivable from related companies consisted of :

(Unit : Baht)

	2008	Increase	Decrease	2009
Trade accounts receivable :				
Thai Far East Co., Ltd.	106,893,403.32	3,885,773.84	4,701,395.19	106,077,781.97
T.F.E. Trading Co., Ltd.	19,324,138.68	-	-	19,324,138.68
Thai Sewing Industrial Co., Ltd.	712,698.75	3,148,165.88	3,860,864.63	-
Asia Garment Co., Ltd.	256,910.98	3,233,947.08	3,490,858.06	-
Thai Industries Development Co., Ltd.	-	1,275,058.65	1,275,058.65	-
Total	127,187,151.73	11,542,945.45	13,328,176.53	125,401,920.65
Notes receivable :				
Asia Garment Co., Ltd.	144,912.24	-	144,912.24	-
Thai Industries Development Co., Ltd.	12,865.84	373,351.68	386,217.52	-
Total	157,778.08	373,351.68	531,129.76	-
Total trade accounts and notes receivable	127,344,929.81	11,916,297.13	13,859,306.29	125,401,920.65
Less Allowance for doubtful accounts	(71,000,000.00)			(71,000,000.00)
Net	**56,344,929.81**			**54,401,920.65**

The aging analysis of the above trade accounts and notes receivable from related companies as at June 30, 2009 and 2008 are as follows :

(Unit : Baht)

	2009	2008
Trade accounts receivable :		
Current to 3 months	15,543.89	819,453.42
Over 3 months to 6 months	1,104,191.32	78,794.91
Over 6 months to 12 months	2,766,038.63	270,169.65
Over 12 months	121,516,146.81	126,018,733.75
Total	125,401,920.65	127,187,151.73
Notes receivable	-	157,778.08
Total trade accounts and notes receivable	125,401,920.65	127,344,929.81
Less Allowance for doubtful accounts	(71,000,000.00)	(71,000,000.00)
Net	**54,401,920.65**	**56,344,929.81**

ASIA FIBER PUBLIC COMPANY LIMITED

As at June 30, 2009 and 2008, the company had long-outstanding (more than 6 months) trade accounts receivable from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 124.28 Million and Baht 126.29 Million, respectively (the outstanding balances from these companies as at June 30, 2009 and 2008 totalling Baht 125.40 Million and Baht 126.22 Million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated June 5, 2009 (2008 : the appraised value based on reports of an independent appraisal firm dated February 27, 2006) amounted to Baht 91.40 Million (2008 : Baht 93.50 Million) (at market price) and Baht 54.80 Million (2008 : Baht 56.10 Million) (at force sale price). Based on conservative basis, the company provided an allowance for doubtful accounts of Baht 71.00 Million as at June 30, 2009 and 2008. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivables still operate in their businesses.

The transactions with the related companies which included in the statements of income for the years ended June 30, 2009 and 2008 are as follows :

(Unit : Baht)

	Policy of pricing	2009	2008
Sales	Market price	10,787,799.49	4,397,564.79
Penalty income on delay payment from customers	Negotiated agreement	1,922,937.42	2,888,393.53

6. Cash and cash equivalents

(Unit : Baht)

	2009	2008
Cash	188,450.00	367,135.50
Cash at banks - saving a/c	166,682,401.98	33,859,819.57
Cash at banks - current a/c	6,770,379.74	4,803,539.69
Total	**173,641,231.72**	**39,030,494.76**

ASIA FIBER PUBLIC COMPANY LIMITED

7. Trade accounts and notes receivable-other companies-net

The aging analysis of trade accounts and notes receivable-other companies as at June 30, 2009 and 2008 are as follows :

	(Unit : Baht)	
	2009	**2008**
Trade accounts receivable :		
Current to 3 months	114,910,701.59	149,669,275.27
Over 12 months	-	417,300.00
Total	114,910,701.59	150,086,575.27
Notes receivable	17,300,442.10	30,179,802.07
Total trade accounts and notes receivable	132,211,143.69	180,266,377.34
Less Allowance for doubtful accounts	(8,943,556.02)	(10,612,756.02)
Net	**123,267,587.67**	**169,653,621.32**

As at June 30, 2009 and 2008, the allowance for doubtful accounts amounted to Baht 8.94 Million and Baht 10.61 Million, respectively. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

8. Inventories-net

	(Unit : Baht)	
	2009	**2008**
Finished goods	89,465,643.13	144,377,485.59
Work in process	70,669,281.20	97,215,917.49
Raw materials	6,426,606.41	35,748,804.89
Spare parts and factory supplies	11,229,958.48	12,978,467.63
Inventories in transit	5,450,981.64	1,016,832.58
Total	183,242,470.86	291,337,508.18
Less Allowance for decline in value of inventories	(5,615,748.98)	(5,371,162.34)
Allowance for slow-moving spare parts and factory supplies	(479,779.21)	(1,449,731.70)
Net	**177,146,942.67**	**284,516,614.14**

9. Other current assets

ASIA FIBER PUBLIC COMPANY LIMITED

	(Unit : Baht)	
	2009	**2008**
Advance payment for import duties	5,810,092.31	13,088,474.43
Advance payment for rawmaterials	27,819,936.81	197,859.81
Others	2,719,035.61	3,464,711.97
Total	**36,349,064.73**	**16,751,046.21**

10. Investment in common shares of associated company

10.1 Detail of assocaite :

(Unit : Baht)

Company's name	Nature of business	Country of incorporation	Relationship	% Share holding	Cost	Carrying amounts based on equity method
Cryothai Company Limited	Manufacture of ventilate the heat for sell in the country, production to order, sell liquefied natural gas, and rent out transport vehicle.	Thailand	Directorship	15	**21,000,000.00**	**20,201,789.13**

In November 2008, the company acqured ordinary shares of Cryothai Company Limited at 15% purchase from major shareholder at par value (The company paid for common stock of Cryothai Company Limited and already performed of condition for investment in that company.)

In July 2009, the associate increased its registered capital from Baht 140 Million to Baht 150 Million by issuing 1,000,000 ordinary shares with a par value of Baht 10 per share. The company has agreed to make additional investment amounting to Baht 1.50 Million in such additional shares in order to maintain its existing interest. The company has yet to pay for these additional shares in July 2009.

The company has agent in committee who was designee from the committee of Cryothai Company Limited.

As at September 3, 2007, Cryothai Company Limited make an agreement with PTT Public Company Limited to produce LNG (Liquefied natural gas), from source of production Nong Toom - A, Sukhothai province, for 10 year since accept LNG and HC.

10.2 Summarised financial information of associate

Financial information of the associate is summarised bellows :

(Unit : Baht)

	As at June 30, 2009			For the period of time since November 14, 2008 - June 30, 2009	
Company's name	paid-up capital	Total assets	Total liabilities	Total revenues	Net earnings (loss)
Cryothai Company Limited	140,000,000.00	380,758,943.47	255,964,421.16	1,964,008.02	(5,321,405.77)

11. Investment in common shares of other company (general investment)-at cost

ASIA FIBER PUBLIC COMPANY LIMITED

(Unit : Baht)

	2009	2008
Thai Caprolactum Public Company Limited (Paid-up capital of Baht 8,576.4 Million)	500,000.00	500,000.00
Total	**500,000.00**	**500,000.00**

(Unit : Baht)

	AT appraised value	At cost					
	Land and improvements	Buildings and improvements	Machinery and equipment	Spare parts for machinery	Furniture, fixtures and office equipment	Vihicles	Total
Cost / appraised value :							
June 30, 2008	295,000,000.00	380,719,602.00	2,078,810,646.65	56,144,966.11	14,748,848.21	5,252,442.52	2,830,676,505.49
Additions	-	474,500.00	472,971.00	-	79,946.73	-	1,027,417.73
Disposal of spare parts for machinery	-	-	-	(956,812.26)	-	-	(956,812.26)
Disposals	-	-	(7,383,519.99)		-	-	(7,383,519.99)
Transfers in (out)	-	-	2,201,884.94	(2,201,884.94)	-	-	-
June 30, 2009	**295,000,000.00**	**381,194,102.00**	**2,074,101,982.60**	**52,986,268.91**	**14,828,794.94**	**5,252,442.52**	**2,823,363,590.97**
Accumulated depreciation :							
June 30, 2008	-	338,983,649.77	2,009,528,772.99	-	14,464,671.16	4,741,208.52	2,367,718,302.44
Depreciation for the year	-	9,852,293.51	25,041,437.17	-	122,960.39	33,334.00	35,050,025.07
Depreciation on disposals	-	-	(7,383,449.99)	-	-	-	(7,383,449.99)
June 30, 2009	-	**348,835,943.28**	**2,027,186,760.17**	-	**14,587,631.55**	**4,774,542.52**	**2,395,384,877.52**
Allowance for slow-moving spare parts and factory supplies :							
June 30, 2008	-	-	-	9,286,402.21	-	-	9,286,402.21
Addition (reversal of)	-	-	-	(9,639.41)	-	-	(9,639.41)
June 30, 2009	-	-	-	**9,276,762.80**	-	-	**9,276,762.80**
Net book value :							
June 30, 2009	**295,000,000.00**	**32,358,158.72**	**46,915,222.43**	**43,709,506.11**	**241,163.39**	**477,900.00**	**418,701,950.65**
June 30, 2008	**295,000,000.00**	**41,735,952.23**	**69,281,873.66**	**46,858,563.90**	**284,177.05**	**511,234.00**	**453,671,800.84**

Depreciation for the year :

2009 (Bah 34.98 Million included in manufacturing cost, and the balance in selling and administrative expenses)	35,050,025.07
2008 (Baht 39.95 Million included in manufacturing cost, and the balance in selling and administrative expenses)	40,925,259.91

12. Property, plant and equipment-net (continued)

The company appraised its land by following Accounting Standard no. 32 (new number 16) issued by the Federation of Accounting Professions Under The Royal Patronage of His Majesty The King which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at June 30, 2009 and 2008, the company's land is stated at the appraised value (based on report of an independent appraisal firm dated June 20, 2008). The excess of appraised value (Baht 295 Million) over cost of Baht 280 Million, is shown as "unrealised (gain) loss" under "shareholders' equity" in the balance sheets. The unrealised (gain) loss is not available for dividend distribution.

As at June 30, 2009 and 2008, certain fixed assets with

a) The original costs totalling Baht 2,157.22 Million and Baht 2,099.5 Million, respectively, are fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 216.13 Million and Baht 227.53 Million, respectively, are mortgaged / pledged as collateral for credit facilities with financial institutions as discussed in note 13.

13. Bank overdrafts and short-term loans from financial institutions

(Unit : Baht)

	2009	2008
Trust receipt (interest rate at 5.05% p.a.)	-	**8,239,536.24**

As at September 30, 2008 and June 30, 2008, the company has overdraft lines with several local banks totalling Baht 25 Million. An overdraft line of Baht 25 Million is collateralized by a part of the company's land, machinery and equipment as discussed in note 12.

Under the terms of trust receipts agreements, certain imported inventories have been released to the company in trust of the financial institutions. The company, therefore, is accountable to the financial institutions for the inventories.

14. Other current liabilities

(Unit : Baht)

	2009	2008
Accrued expenses	21,984,893.70	27,981,557.97
Others	8,073,127.60	8,423,593.76
Total	**30,058,021.30**	**36,405,151.73**

15. Statutory reserve

According to the Public Limited Companies Act B.E. 2535, the company is required to set aside to a legal reserve at least 5 percent of net earnings after deducting accumulated deficit brought forward (if any) until the reserve reaches 10 pecent of the registered share capital. The statutory reserve can not be used for dividend payment.

ASIA FIBER PUBLIC COMPANY LIMITED

16. Financial instrucments

Financial risk management policies

The company does not hold or issue derivative instruments for speculative or trading purposes.

Liquidity risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. The management, based on the company's current financial position and results of operations and its forecasted financial information, believes that at present the company has no such risk.

Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the company's operations and its cash flows. The company's exposure to interest rate risk relates primarily to its deposits with banks, bank overdrafts, and loans from financial institutions. The company have not used derivative financial instruments to hedge such risk. (The details of overdraft and long-term loans are set out in note 13 to the financial statements).

Foreign currency risk

The company's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The management has regularly considered entering into the derivative agreement to hedge the foreign currency risk.

A summary of un-hedged foreign currency assets and liabilities as at June 30, 2009 and 2008 is set out below :

	Financial assets (Million)		Financial liabilities (Million)	
	2009	**2008**	**2009**	**2008**
U.S. Dollars	3.86	1.80	0.20	0.24
Pound sterling	-	0.02	0.001	-
Euro	-	-	0.05	-

Credit risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Fair value of financial instruments

Since the majority of the company's financial instruments are short-term in nature or bear floating interest rates, their fair value is not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.

ASIA FIBER PUBLIC COMPANY LIMITED

7. **Segmentation of business**

The company's financial information for the year ended June 30, 2009 and 2008 are as follows :

(Unit : Baht)

	Local		Export		Total	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Sales	532,248,828.52	765,097,144.89	692,008,367.92	862,679,375.51	1,224,257,196.44	1,627,776,520.40
Services income	16,643,316.77	13,917,332.59	-	-	16,643,316.77	13,917,332.59
Total	548,892,145.29	779,014,477.48	692,008,367.92	862,679,375.51	1,240,900,513.21	1,641,693,852.99
Cost of sales	(516,269,266.71)	(755,398,582.91)	(667,272,280.44)	(874,253,720.96)	(1,183,541,547.15)	(1,629,652,303.87)
Cost of services	(12,288,461.85)	(11,715,088.62)	-	-	(12,288,461.85)	(11,715,088.62)
Total	(528,557,728.56)	(767,113,671.53)	(667,272,280.44)	(874,253,720.96)	(1,195,830,009.00)	(1,641,367,392.49)
Gross profit (loss)	20,334,416.73	11,900,805.95	24,736,087.48	(11,574,345.45)	45,070,504.21	326,460.50
Other income					20,607,519.88	37,059,312.76
Selling expenses					(31,657,813.12)	(41,185,481.41)
Administrative expenses					(20,548,560.42)	(27,206,906.88)
Management benefit expenses					(8,099,607.00)	(8,166,536.00)
Other expenses					(1,267,365.19)	(3,219,378.76)
Finance costs					(266,305.91)	(939,698.31)
Net earnings (loss) for the year					**3,838,372.45**	**(43,332,228.10)**
Property, plant and equipment, net					418,701,950.65	453,671,800.84
Others					586,450,569.44	566,955,528.24
Total assets					**1,005,152,520.09**	**1,020,627,329.08**

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

Additional information of the nature by expenses

(Unit : Baht)

	2009	2008
Changes in inventories of finished goods and work in progress	81,703,065.39	41,842,723.79
Raw materials and consumables used	776,825,648.57	1,209,744,248.34
Management benefit expenses	8,099,607.00	8,166,536.00
Employee benefit expenses	145,551,899.70	160,918,115.53
Depreciation and amortization expenses	35,050,025.07	40,925,259.91
Other expenses	210,173,109.00	259,548,811.97
Total expenses	**1,257,403,354.73**	**1,721,145,695.54**

Obligation commitments

19.1 Guarantees

As at June 30, 2009 and 2008, the company had letter of guarantee issued by a local bank in favor of the customs department of Baht 1 Million.

19.2 Letter of credit

As at June 30, 2009, the company has letter of credits amounting to Euro 0.04 Million.

Approval of financial statements

These financial statements have been approved by the company's director on August 25, 2009.

AFC

ASIA FIBER PUBLIC COMPANY LIMITED